Results of Shareholder Meeting

At a meeting held on March 18, 2009, the Board of Directors of the Company and the Board of Trustees of the Trust, approved the sub-advisory agreement for the Water Infrastructure Portfolio between Kinetics Asset Management, Inc. and Brennan Investment Partners, LLC. On November 16, 2009, a special meeting of shareholders of the Water Infrastructure Fund was held and the agreement was also approved. The result of the voting of shares with respect to the Proposal to approve a new sub-advisory agreement between Kinetics Asset Management, Inc. and Brennan Investment Partners, LLC, is shown below:

Votes for the Resolution:	Votes against the Resolution:	Abstain:
1,032,712.690	26,173.655	16,380.394